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                              May 30, 2024

       Cecilia Jones
       Chief Financial Officer
       AGIOS PHARMACEUTICALS, INC.
       88 Sidney Street
       Cambridge, MA 02139

                                                        Re: AGIOS
PHARMACEUTICALS, INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 15,
2024
                                                            File No. 001-36014

       Dear Cecilia Jones:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Operations Overview
       Cost of Sales, page 70

   1. You disclose that it is your policy to expense costs associated with the manufacturing of your products prior to
regulatory approval and, therefore, they are not included in costs of sales. With regards to
PYRUKYND  , please tell us, and provide proposed disclosure to be included in future
periodic reports, the following:
                                                            The cost of the
inventory build-up prior to regulatory approval that had been expensed in prior
periods as research and development expenses (i.e. zero cost inventories)
                                                            The estimated
selling value of zero cost inventory on hand at December 31, 2023 and when you expect,
based on your current sales trends, the zero cost inventories to be depleted
                                                            The shelf life of
your inventory and your consideration of whether or not your inventory will be
determined to be obsolete in future periods.
 Cecilia Jones
AGIOS PHARMACEUTICALS, INC.
May 30, 2024
Page 2
Research and Development Expenses
PYRUKYND (mitapivat): First-in-Class PK Activator, page 71

2. You note that in connection with your regulatory approvals in the EU and Great Britain,
         you are currently providing access to PYRUKYND   free of charge for
eligible patients in
         those jurisdictions through a global managed access program and that you may provide
         access to PYRUKYND   for adult patients with PK deficiency in other
jurisdictions upon
         request through the global managed access program. Please tell us, and provide proposed disclosure to be included in future periodic reports, the following:

                A robust description of the global managed access program and how your product is process through this program
                Your accounting policy for the free products provided through the global managed access program
                The expense incurred in each jurisdiction for the product provided free of charge through the global managed access program or a statement, if true, that the aggregated expense is not considered by management to be material
                A discussion regarding your future plans and/or obstacles you have
              encountered to commercialize PYRUKYND   in the EU and Great
Britain.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Tracie Mariner at 202-551-3744 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameCecilia Jones                             Sincerely,
Comapany NameAGIOS PHARMACEUTICALS, INC.
                                                            Division of
Corporation Finance
May 30, 2024 Page 2                                         Office of Life
Sciences
FirstName LastName